Astris Energi Signs Distributor Agreement with Tropical S.A. in Greece

MISSISSAUGA, ONTARIO, CANADA, November 29, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), announced today that it has signed an agreement with Tropical S.A. in Greece, whereby Tropical becomes a reseller for Astris' alkaline fuel cell power generator products, fuel cells and test equipment, effective immediately.

The purpose of this Reseller arrangement is to enable Tropical to demonstrate and make available Astris products primarily within the Greek market. Tropical S.A., Athens, Greece, is a leading organization in Renewable Energy and Hydrogen Technologies markets. Initial orders under the reseller agreement are expected to be forthcoming in the near future.

“Tropical is pleased to enter into cooperation with Astris Energi, the world's leading alkaline fuel cell (AFC) technology company, providing affordable fuel cells to the market.” said George Lagios, CEO and President of Tropical. “This cooperation is expected to result in the first AFC to be ordered and installed in a Greek Private/Public organization."

"We are pleased to have been able to consummate our relationship with Tropical as they are very well positioned to sell our products in Greece." said Peter Nor, Vice President Marketing and Corporate Development of Astris Energi. "We look forward to working with Tropical as they have demonstrated the required capabilities and experience to be an excellent partner in bringing our technology to commercial markets."

About Astris Energi Inc.
Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is also available at the company’s website at www.astris.ca.

About Tropical S.A.
Tropical was founded in 1975 as a bus manufacturer in cooperation with Mercedes, MAN, Neoplan, Volvo and Iveco while manufacturing specialized air conditioning systems. Today the company continues to manufacture specialized air conditioning units for a variety of applications and since 1999, Tropical S.A. is the only Greek based private enterprise that deals with Electric cars-scooters and Hydrogen - Fuel Cells technologies. Tropical has managed to be involved in the majority of research projects with Universities and Research Institutes that deal with hydrogen technologies and RES in Greece. www.tropical.gr

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Peter Nor
VP of Marketing and Corporate Development
Ph: 905-608-2000
Fx: 905-608-8222
Web: www.astris.ca
Astris Energi Inc.